July 9, 2008

Gary Todd
United States
Securities and Exchange Commission
Washington. D.C. 20549

RE:	Art’s-Way Manufacturing Co., Inc.
Form 10-KSB for the fiscal year ended November 30, 2007
Filed February 20, 2008
File No. 000-05131

Dear Mr. Todd:

We have received your review findings, and would like to take this time to respond to the issues raised in your letter.

Form 10-KSB for the year ended November 30, 2007

Note 1, Summary of Significant Accounting Policies, page 28

1.	We agree in future filings to expand our disclosures regarding bill and hold arrangements as follows:

In certain circumstances, upon the customer’s written request, we may recognize revenue when production is complete and the good is ready for shipment. At the buyer’s request, we will bill the buyer upon completing all performance obligations, but before shipment. The buyer dictates that we ship the goods per their direction from our manufacturing facility, as is customary with this type of agreement, in order to minimize shipping costs. The written agreement with the customer specifies that the goods will be delivered on a schedule to be determined by the customer, with a final specified delivery date, and that we will segregate the goods from our inventory, such that they are not available to fill other orders. This agreement also specifies that the buyer is required to purchase all goods manufactured under this agreement. Title of the goods will pass to the buyer when the goods are complete and ready for shipment, per the customer agreement. At the transfer of title, all risks of ownership have passed to the buyer, and the buyer agrees to maintain insurance on the manufactured items that have not yet been shipped. We have operated using bill and hold agreements with certain customers for many years, with consistent satisfactory results for both buyer and seller. The credit terms on this agreement are consistent with the credit terms on all other sales. All risks of loss are shouldered by the buyer, and there are no exceptions to the buyer’s commitment to accept and pay for these manufactured goods.

We at Art’s Way Manufacturing Co., Inc. acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carrie Majeski

Carrie Majeski,
Chief Executive Officer and Chief Financial Officer